C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

Bertini

Mother’s Choice

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

EXCHANGE

TSX: DII.B, DII.A

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL  DECLARES QUARTERLY DIVIDEND

Montreal, June 18, 2007 – Dorel Industries Inc. (TSX: DII.B DII.A) today announced it has declared a regular quarterly dividend of US$0.125 per share on the outstanding number of the Company’s Class A Multiple Voting Shares, Class B Subordinate Voting Shares and Deferred Share Units. The dividend is payable on July 6, 2007 to shareholders of record as at the close of business on June 27, 2007.

Profile

Dorel Industries (TSX: DII.B, DII.A) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal and with significant operations in the United States and Europe, Dorel employs approximately 4,700 people in 15 countries. Annual sales are US$1.8 billion and are made in over 60 countries worldwide.

US operations include Dorel Juvenile Group, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets several brands including Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products. Dorel is the majority owner of IGC Dorel Pty Ltd, a manufacturer and distributor of juvenile products in Australia, whose two principal brands are Bertini and Mother’s Choice. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.